Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

December 28, 2010

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:                  Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Pre-Effective Amendment No.1 to Registration Statement on Form N-4
File Nos. 333-169265 and 811-05618

Dear Ms. Samuel:

We received oral comments from you today with respect to Registrant's Pre-Effective Amendment No. 1 to Registration Statement Nos. 333-169265 and 811-05618. We represent that we will make the changes to the prospectus outlined in this letter. Attached to this letter are redlined pages of the prospectus that have been revised to respond to your oral comments All page numbers in this letter refer to Pre-Effective Amendment No. 1.

1.      Fee Tables (Page 8)

Comment:

In the contract annual expense table, please capitalize the entire term “Base Contract” and add a blank space after that line in the table, and remove all “NAs” to clarify that the base contract expenses apply to all contracts, and to make it easier to identify other fees and expenses.

Response:

Revised as requested.

2.      Free Look (Page 15)

Comment:

Please combine the fourth and fifth lines of this paragraph to increase clarity.

Response:

Revised as requested.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg
            Stewart D. Gregg

AZL-Connections-Pre-Eff #1 page 1